Filed by Ascendant Digital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 001-39405

Date: March 3, 2021

The following is an email sent to certain subscribers of TradeSmith on March 3, 2021.

SL: A big development at our company

Dear Subscribers,

I have exciting news to share with you today …

I want to be the first to let you know that our parent company has entered into an agreement that will – assuming things go as planned in the coming months – make us part of a publicly traded company.

Now, I want to assure you of one critical thing: Being a part of a public company will not change the nature of our relationship or your subscriptions.

We will continue to provide you with great software, tools, ideas, and great education. We will continue to put your long-term financial success first.

Being part of a publicly traded company will not change any of this.

And while you know us as TradeSmith, which started out more than 15 years ago, we have been – for some time – part of a holding company called Beacon Street Group.

Beacon Street Group was created in 2013. Since then, it has become one of the world’s largest financial research and technology firms. It has more than 100 products and serves more than 10 million self-directed investors.

You are almost certainly aware of some of our “sister” businesses within Beacon Street, which include Stansberry Research, Investor Place, Empire Financial Research, and Palm Beach Research Group, among others.

Beacon Street announced yesterday it is going public as part of what’s known as a “SPAC” deal.

SPAC stands for “special purpose acquisition company.” These vehicles have been around in some form since the 1990s. But they’ve undergone a series of changes over the years, which have made them very appealing for both investors and for businesses that want to go public.

The SPAC we will be partnering with is called Ascendant Digital Acquisition Corp. We believe Ascendant will be an incredible partner.

At TradeSmith, we are extremely excited about this opportunity. We believe it’s going to help our business grow and better enable us to serve you in the years to come.

I wanted to make sure you heard this news from me first, before reading about it elsewhere in the Wall Street Journal, Barron’s, or some other media outlet.

If you would like to learn more about the specifics of the Beacon Street Group SPAC deal, you can read the public filing and all other relevant documents that Ascendant filed with the SEC at www.sec.gov. You can also get the documents from our website at www.beaconstreet.com/ir or Ascendant’s website at www.ascendant.digital/investor-relations.

As always, please feel free to send your questions and feedback to us at: support@tradesmith.com.

Thank you for your time today and, as always, thank you for your business.

All The Best,

Keith Kaplan

Additional Information About the Business Combination and Where to Find It

This communication relates to a proposed transaction between Beacon Street Group, LLC (“Beacon Street”) and Ascendant Digital Acquisition Corp. (“Ascendant”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale, or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Ascendant intends to file a registration statement on Form S-4 that will include a proxy statement and prospectus of Ascendant. The proxy statement /prospectus will be sent to all Ascendant shareholders. Ascendant also will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). Before making any voting decision, investors and securityholders of Ascendant are urged to read the registration statement, the proxy statement/prospectus, and all other relevant documents filed, or that will be filed, with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Ascendant through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Ascendant may be obtained free of charge from Ascendant’s website at www.ascendant.digital or by written request to Ascendant at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, NY 10065.

Participants in the Solicitation

Ascendant and Beacon Street and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Ascendant’s stockholders in connection with the proposed transaction. Information about Ascendant’s directors and executive officers and their ownership of Ascendant’s securities is set forth in Ascendant’s filings with the SEC, including Ascendant’s prospectus, dated July 23, 2020 relating to its initial public offering, which was filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus/registration statement regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Beacon Street and Ascendant, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Beacon Street and the markets in which it operates and Beacon Street’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Ascendant’s securities; (ii) the risk that the transaction may not be completed by Ascendant’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Ascendant; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Ascendant, the satisfaction of the minimum trust account amount following redemptions by Ascendant’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the business combination agreement; (vi) the effect of the announcement or pendency of the transaction on Beacon Street’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of Beacon Street and potential difficulties in Beacon Street employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against Beacon Street or against Ascendant related to the business combination agreement or the proposed transaction; (ix) the ability to maintain the listing of Ascendant’s securities on a national securities exchange; (x) the risk that the price of Ascendant’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Beacon Street operates, variations in performance across competitors, changes in laws and regulations affecting Beacon Street’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Ascendant’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by Ascendant from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Beacon Street and Ascendant assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither Beacon Street nor Ascendant gives any assurance that either Beacon Street or Ascendant will achieve its expectations.

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between Ascendant Digital Acquisition Corp. (the “Company”) and Beacon Street Group, LLC (“BSG”), the Company intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of the Company’s ordinary shares in connection with its solicitation of proxies for the vote by the Company’s shareholders with respect to the proposed Business Combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. The Company’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about BSG, the Company and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to shareholders of the Company as of a record date to be established for voting on the Business Combination. Shareholders of the Company will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov. In addition, the documents filed by the Company may be obtained free of charge from the Company’s website at www.ascendant.digital or by written request to the Company at Ascendant Digital Acquisition Corp., 667 Madison Avenue, 5th Floor, New York, New York 10065.

Participants in the Solicitation

The Company and BSG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Business Combination. Information about the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s prospectus, dated July 23, 2020, relating to its initial public offering, which was filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus for the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between BSG and the Company, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the products and services offered by BSG and the markets in which it operates and BSG’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s securities; (ii) the risk that the Business Combination may not be completed by the Company’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by the Company; (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the adoption of the Business Combination Agreement by the shareholders of the Company, the satisfaction of the minimum trust account amount following redemptions by the Company’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the proposed transaction; (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement; (vi) the effect of the announcement or pendency of the Business Combination on BSG’s business relationships, performance, and business generally; (vii) risks that the proposed transaction disrupts current plans of BSG and potential difficulties in BSG employee retention as a result of the proposed transaction; (viii) the outcome of any legal proceedings that may be instituted against BSG or against the Company related to the Business Combination Agreement or the proposed transaction; (ix) the ability to maintain the listing of the Company’s securities on a national securities exchange; (x) the risk that the price of the Company’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which BSG operates, variations in performance across competitors, changes in laws and regulations affecting BSG’s business, and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xii) the risk of downturns in the highly competitive investment research industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Quarterly Reports on Form 10-Q, Annual Reports on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus discussed above and other documents filed by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and BSG and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither BSG nor the Company gives any assurance that either BSG or the Company will achieve its expectations.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

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